Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

Date: July 26, 2016

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

The following email was sent to all employees of LogMeIn, Inc. on July 26, 2016.

General Rules of Engagement

Date: July 26, 2016

To: Global LogMeIn Employees

From: Michael Donahue

Subject: General Employee Communications Guidelines

As you are aware, we announced today that LogMeIn has entered into a definitive merger agreement to combine with Citrix’s GoTo family of products. Today marks a momentous day in LogMeIn history. It is also an event that will likely raise a number of questions from our customers and employees.

It is important to reiterate that the announcement will have no impact on our day-to-day operations and it remains business as usual.

General Communications Policy

As you familiarize yourself with the materials that have become available to you, please keep in mind:

•	While we are incredibly excited about the transformative nature of the transaction for LogMeIn, it is important to remember that until the transaction closes we remain independent companies and competitors. The transaction is expected to be completed in the first quarter of 2017, and until that time we will remain solely focused on achieving our independent objectives. As such, there should be no communication, coordination or sharing of information with any GoTo employees until after the close of the transaction. In addition, no one should communicate that the GoTo and LogMeIn act as one, or that the transaction is a done deal.

•	While you will undoubtedly have conversations with individuals outside LogMeIn regarding the transaction, it is important that only designated company executives or spokespeople speak publicly or communicate externally about this transaction on the company’s behalf. If you are asked to comment on the transaction by an analyst or member of the press, please be sure that you and your teams refer any outside inquiries to Craig VerColen. If you are asked to comment on the transaction by an investor, shareholder or banker, please be sure that you and your teams refer any outside inquiries to Rob Bradley.

•	The completion of the transaction is subject to the receipt of certain regulatory approvals and other customary closing conditions, and requires the approval of LogMeIn shareholders. You should not comment on, or speculate about this process, likely agency reactions or outcomes.

•	Internal and external-facing materials created pertaining to the merger (e.g. emails, PowerPoint, online chats) may be subject to regulatory review and filing with the SEC. We ask you to exercise extremely good judgment.

Social Media Policy:

All employees are expected to adhere to LogMeIn’s existing social media policy (attached) as it relates to discussion about the transaction on the various public platforms/forums.

As it pertains to this proposed merger:

•	Overall social media communications related to this proposed merger will be handled by Corporate Communications.

•	Please feel free to share posts/links that LogMeIn has publicly made available (e.g. posts from LogMeIn’s social channels) but please refrain from speculating about the transaction or adding commentary. Please feel free to share third-party posts on the news (e.g. media coverage), but likewise, please refrain from speculating about the transaction or adding commentary.

•	Please refrain from speculating about the transaction, details, or internal processes or operations, or adding personal opinion or commentary.

•	If you come across any perceived inaccurate information or portrayals of the transaction, please reach out to Corporate Communications and do not respond publicly.

•	It is important to remember that misuse of social media can cause potential harm to LogMeIn, our customers and you as an employee who has agreed to comply with the provisions set forth in the Employee Handbook, the Code of Business Conduct and Ethics and the LogMeIn Confidentiality and Non-Disclosure Agreement.

Should you have any questions on the above rules of engagement, please do not hesitate to contact your manager and/or Legal. Thank you for your help and support as we move forward with this exciting combination.

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.